FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2010

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

29 April 2010

Alliance & Leicester plc (“A&L”) and Santander UK plc (“Santander UK”)

PROPOSED EXCHANGE OF A&L PREFERENCE SHARES (ISIN XS0254788515) FOR NEW SANTANDER UK PREFERENCE SHARES (ISIN XS0502105454)

Publication of a Supplementary Prospectus

Following the publication by Santander UK of the prospectus dated 12 March 2010 (the “Prospectus”), being the prospectus relating to the £300,002,000 series A fixed/floating rate non-cumulative callable New Santander UK Preference Shares to be issued pursuant to the Preference Scheme, A&L and Santander UK have released audited consolidated annual financial statements for the financial year ended 2009 (“2009 Financials”).

A&L and Santander UK regard the release of the 2009 Financials as a significant new factor relating to information contained in the Prospectus and, accordingly, have published a supplementary prospectus (the “Supplementary Prospectus”) which supplements the disclosure contained in the Prospectus.

The Supplementary Prospectus should be read in conjunction with the Prospectus. To the extent that there is any inconsistency between (a) any statement in the Supplementary Prospectus or any statement incorporated by reference into the Prospectus by the Supplementary Prospectus and (b) any other statement in or incorporated by reference into the Prospectus, the statements in (a) shall prevail.

Availability of the Supplementary Prospectus

Copies of the Supplementary Prospectus and the Prospectus are available for viewing on the website of the Regulatory News Service operated by the London Stock Exchange plc (the “London Stock Exchange”) at www.londonstockexchange.com.

http://www.rns-pdf.londonstockexchange.com/rns/0382L_-2010-4-29.pdf

Capitalised terms in this announcement have the same meanings given to them in the Prospectus, unless otherwise indicated.

UBS Limited is acting as Advisor to Santander UK in relation to the Preference Scheme.

If you have any questions relating to the Scheme Document or the Prospectus, please contact the Solicitation Agent:

Mark T. Watkins           +44 20 7567 0525          mark-t.watkins@ubs.com

Eva Porz                      +44 20 7567 4785          eva.porz@ubs.com

For legal reasons, UBS will not be able to provide advice on the merits of the Preference Scheme or give any financial or tax advice.

This announcement does not constitute or form part of, and should not be construed as, an offer or invitation to sell, or any solicitation of any offer to purchase securities and does not constitute a prospectus or prospectus equivalent document. The distribution of this announcement in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions.  Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.  A&L will not incur any liability for its own failure or the failure of any other person to comply with the provisions of any such restrictions.

This announcement is not an offer for sale of, or a solicitation to purchase or subscribe for, any securities in the United States.  The New Santander UK Preference Shares will not be registered under the US Securities Act of 1933 (the “Securities Act”), as amended, in reliance upon the exemption from the registration requirements of the Securities Act.  Neither the US Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed judgement upon the adequacy or accuracy of this announcement. Any representation to the contrary is a criminal offence in the United States.

This announcement contains "forward-looking" statements. The forward-looking statements contained in this announcement speak only as of the date of this announcement. A&L and Santander UK disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in its expectations or any change in events, conditions or circumstances on which such statements are based unless required to do so by applicable law, the Prospectus Rules, the Listing Rules or the Disclosure and Transparency Rules of the Financial Services Authority.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 29 April 2010	By / s / Jessica Petrie (Authorised Signatory)